Exhibit 99.1
For Immediate Release
Proposal to Privatize QXM Fails
Beijing, China (April 7, 2011) — Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM — News) (“QXM”), a manufacturer of mobile handsets in the People’s Republic of China, today announced that the meeting of shareholders of QXM convened to consider the proposal by Qiao Xing Universal Resources, Inc. (“XING”) to acquire all of the outstanding ordinary shares of QXM not already held by XING , by way of a scheme of arrangement under Subsection 179A of the British Virgin Islands Business Companies Act, 2004 (as amended) was adjourned for lack of quorum. The meeting with respect to the proposed transaction was scheduled to convene at 10:00 a.m., Hong Kong time on April 7, 2011; however, an insufficient number of shareholders attended the meeting to satisfy the quorum requirements. As a result, the meeting was adjourned permanently and the proposed transaction will be abandoned.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. QXM manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets. For more information, please visit http://www.qxmc.com
For further information, contact:
Ms. Lucy Wang, Vice President
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 57315638
Email: wangjinglu@cectelecom.com